Exhibit 99.1

CITYCON

CITYCON
ISO OMENA
METROASEMA
METROSTATION
LINJA-AUTOASEMA
BUSSTATION
PALVELUTORI
SERVICETORGET

Q3 | 2018

INTERIM REPORT
JANUARY–SEPTEMBER

Q3/2018 | 2

CITYCON Q3/2018: SOLID OPERATING PERFORMANCE CONTINUED AND
ADMINISTRATIVE EXPENSES DECLINED SIGNIFICANTLY.

–	Occupancy remained at a high level of 96.1%.
–	Successful opening of newest asset Mölndal Galleria in Gothenburg Sweden.
–	Divestments conducted in 2017 and in 2018 as well as weaker currencies impacted net rental income and EPRA Earnings as expected.
–	Cost savings initiatives progressed well and administrative expenses decreased significantly by 14% year-on-year.
–	Fair value change of investment properties was EUR -54.2 million mainly driven by secondary assets in Finland and Norway.
–	Loan-to-value (LTV) increased to 48.2% as a result of fair value changes and higher outstanding debt mainly due to the acquisition of the remaining 50% share in Mölndal Galleria.
–	Guidance related to Direct operating profit, EPRA Earnings and EPRA Earnings per share specified.

JULY—SEPTEMBER 2018

–	Net rental income was EUR 53.6 million (Q3/2017: 58.6). Divestments decreased net rental income by EUR 5.1 million and weaker currencies by EUR 1.3 million.
–	EPRA Earnings was EUR 36.8 million (39.3) due to lower net rental income following disposals. Lower administrative and direct net financial expenses partly offset this reduction. EPRA Earnings per share (basic) was EUR 0.041 (0.044), negative impact from weaker currencies was EUR 0.001.
–	IFRS-based earnings per share was EUR -0.01 (0.01) as a result of increase in net financial expenses due to indirect one-off costs of EUR 21.5 million mainly related to the bond tender as well as impacts from divestments and currencies. Bond buyback will reduce financing costs going forward.

JANUARY—SEPTEMBER 2018

–	Net rental income was EUR 161.2 million (Q1-Q3/2017: 174.6). (Re)development projects and acquisition of Straedet in Denmark increased NRI by EUR 6.2 million, while property divestments decreased net rental income by EUR 14.4 million and weaker SEK and NOK by EUR 4.2 million.
–	EPRA Earnings was EUR 109.3 million (118.5) due to lower net rental income. Lower administrative expenses as well as direct net financial expenses partly offset this reduction. EPRA Earnings per share (basic) was EUR 0.123 (0.133), negative impact from weaker currencies was EUR 0.004.
–	IFRS-based earnings per share was EUR 0.01 (0.07) as a result of net fair value losses on investment properties, increase in net financial expenses and impacts from property divestments as well as currencies.

KEY FIGURES

		Q3/2018	Q3/2017	% 1)	Q1-Q3/ 2018	Q1-Q3/ 2017	% 1)	Comparable change % 3)	2017
Net rental income	MEUR	53.6	58.6	-8.6%	161.2	174.6	-7.7%	-5.4%	228.5
Direct Operating profit 2)	MEUR	47.8	51.7	-7.5%	143.6	154.7	-7.2%	-4.8%	200.5
Earnings per share (basic)	EUR	-0.01	0.01	-	0.01	0.07	-82.7%	-81.8%	0.10
Fair value of investment properties	MEUR	4,183.4	4,184.2	0.0%	4,183.4	4,184.2	0.0%	-	4,183.4
Loan to Value (LTV) 2)%		48.2	47.5	1.5%	48.2	47.5	1.5%	-	46.7
EPRA based key figures 2)
EPRA Earnings	MEUR	36.8	39.3	-6.4%	109.3	118.5	-7.8%	-6.3%	152.3
EPRA Earnings per share (basic)	EUR	0.041	0.044	-6.4%	0.123	0.133	-7.8%	-6.3%	0.171
EPRA NAV per share	EUR	2.66	2.78	-4.3%	2.66	2.78	-4.3%	-	2.71

1)	Change from previous year. Change-% is calculated from exact figures.
2)	Citycon presents alternative performance measures according to the European Securities and Markets Authority (ESMA) new guidelines. More information is presented in Basis of Preparation and Accounting Policies in the notes to the accounts.
3)	Change from previous year (comparable exchange rates). Change-% is calculated from exact figures.

Q3/2018 | 3

OUTLOOK 2018 SPECIFIED

Previously
EPRA Earnings per share (basic)	EUR	0.1575 –0.1675	0.155 –0.170
Direct operating profit1)	MEUR	-14 to -5	-14 to -1
EPRA Earnings1)	MEUR	-12 to -3	-14 to -1

1)	Change compared to the previous year

These estimates are based on the existing property portfolio and on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Guidance for 2018 includes around EUR -5 million impact from weaker currencies. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

CEO MARCEL KOKKEEL:

“Our strategic focus is to concentrate on multi-functional shopping centres in growing urban areas. During the third quarter, we continued to execute on our strategy and successfully opened our newest shopping centre Mölndal Galleria in greater Gothenburg in Sweden. The new centre consist of 26,000 square meters of retail, groceries, food and beverage as well as services with excellent connections to public transportation at the heart of the growing city of Mölndal. Mölndal Galleria is a true testimony to Citycon’s strategy to recycle and deploy capital to high quality irreplaceable assets in growing urban areas. We have been very pleased with how Mölndal Galleria has been received by the local community and we are confident that it will be the social and commercial hub of the surrounding community.

In January-September 2018 our business developed in line with our expectations. Our operating performance remained solid, but our EPRA earnings declined to EUR 0.123 as a result of disposals and negative currency impact. However, thanks to our strict cost management measures, administrative expenses declined significantly. During the reporting period, net rental income amounted to EUR 161 million and the pro-forma like-for-like net rental income, which includes Iso Omena and Buskerud shopping centres for the April-September period, grew by 0.8%.

During the third quarter, we successfully completed the re-financing of a bond expiring in 2020. In August, we issued a EUR 300 million Eurobond to institutional investors and used most of the proceeds to buy back part of a EUR 500 million bond expiring in 2020. As a result, we de-risked the re-financing of a large bond expiring in 2020, whilst the average cost of debt improved to 2.36% and the average loan maturity now clearly exceeds our target of over 5 years.

In the retail industry a noticeable divergence between the best and other assets is clearly visible. We continue to see this polarization also in our asset portfolio. The performance in our prime shopping centres in major urban areas remained good during January-September 2018, while the development in secondary shopping centres, particularly in Finland, was softer. As a result, the fair value changes of our investment properties were EUR -54.2 million during January-September 2018 driven by Finland and Norway. Due to negative fair value changes and higher debt, our loan-to-value metric increased to 48.2% at the end of September. Lowering the loan-to-value remains a key priority for management. We aim to divest EUR 200-400 million of assets in the coming few years and use the proceeds to strengthen our balance sheet.

With three quarters of the year now behind us and after the announced divestments, we have specified our guidance range. We now expect our EPRA EPS to be in the range of EUR 0.1575-0.1675 for the full year 2018.”

Q3/2018 | 4

1. LIKE-FOR-LIKE NET RENTAL INCOME CONTINUED TO GROW IN SWEDEN

LIKE-FOR-LIKE AND TOTAL NET RENTAL INCOME DEVELOPMENT,

Q1–Q3/2018 VS. Q1–Q3/2017

1)	Q3/2018 Citycon combined Finland & Estonia into one segment that were previously separately reported

2)	Including comparable periods for Iso Omena and Buskerud 4-9/2018

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

	Net rental income					Gross rental income
MEUR	Finland & Estonia	Norway	Sweden & Denmark	Other	Total	Total
Q1-Q3/2017	81.7	61.1	31.2	0.5	174.6	195.3
Acquisitions	-	-	3.1	-	3.1	3.2
(Re)development projects	3.6	-0.6	0.1	-	3.1	1.8
Divestments	-11.0	-2.5	-0.9	-	-14.4	-16.0
Like-for-like properties 1)	-1.3	-0.2	0.7	-	-0.8	-0.5
Other (incl. exchange rate differences)	-0.1	-2.2	-1.8	-0.2	-4.4	-6.0
Q1-Q3/2018	72.9	55.6	32.4	0.3	161.2	177.8

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Like-for-like properties exclude properties under (re)development or extension.

The net rental income decreased to EUR 161.2 million mainly due to divestments conducted in 2017 and during 2018. On the other hand, (re)development projects (mainly Iso Omena, Buskerud and Arabia) coming online and the acquisition of shopping centre Straedet in Denmark increased the net rental income.

Like-for-like gross rental and service charge income increased by EUR 2.2 million. On the other hand, like-for-like property operating expenses and other expenses from leasing operations increased from the corresponding period by EUR 3.0 million. As a result, like-for-like net rental decreased by EUR 0.8 million or -0.7%.

Net rental income from the Finnish & Estonian operations decreased by 10.8% compared to Q1-Q3/2017 mainly due to divestments of non-core assets in late 2017 and one asset during the second quarter of 2018. This was partly offset by the completed (re)development project of Iso Omena, which increased net rental income. Net rental income from the like-for-like portfolio decreased by 3.5% due to the competitive market environment outside Helsinki metropolitan area which put pressure on rents and increased vacancy. The Finnish like-for-like portfolio accounted for 49% out of the total Finnish & Estonian portfolio measured by net rental income.

Q3/2018 | 5

Net rental income from Norwegian operations decreased by 9.0% compared to Q1-Q3/2017 due to disposals of non-core assets in late 2017 and 2018. Also, a weaker NOK compared to previous year impacted the net rental income development. The net rental income for the like-for-like portfolio decreased by 0.4% mainly due to higher other expenses from leasing operations.

Net rental income from Swedish & Danish operations increased by 3.7% due to acquisitions and like-for-like growth. Like-for-like portfolio grew by 2.4% as result of higher service charge levels, rent indexations and renegotiated lease agreements in several centres. The acquisition of shopping centre Straedet in Denmark had a positive impact on net rental income.

As of H1/2018 we started commenting a pro forma like-for-like net rental income figure, which includes the impact of shopping centres Iso Omena and Buskerud for the April-September period. The pro forma like-for-like net rental income grew by 0.8% during January-September 2018 driven by Iso Omena.

2. OPERATIONAL FIGURES

The economic occupancy rate improved by 0.1 percentage points during the period. This was due to Finland & Estonia, where several new leases were signed in shopping centres Iso Omena and Kristiine. Additionally the disposal of a retail property in Kuopio decreased the number of vacant premises. The average rent per sq.m. decreased from year end 2017 due to weaker exchange rates. With comparable rates, the average rent per sq.m. increased by EUR 0.5. The year-to-date leasing spread of renewals and re-lettings was +0.2% resulting from Norway and Sweden & Denmark while the competition in the smaller cities in Finland and in Tallinn, Estonia remained intense.

ECONOMIC OCCUPANCY RATE 1)

1)	Including Kista Galleria 50%.

Q3/2018 | 6

TENANT SALES DEVELOPMENT, Q1–Q3/2018 VS. Q1–Q3/2017 1)

1)	Sales figures include estimates. Sales figures exclude VAT and the change has been calculated using comparable exchange rates.

FOOTFALL DEVELOPMENT, Q1–Q3/2018 VS. Q1–Q3/2017 1)

1)	Footfall figures include estimates.

Q3/2018 | 7

LEASE PORTFOLIO SUMMARY 1)

		30 September 2018	30 September 2017	31 December 2017
Number of leases	pcs	4,497	4,773	4,581
Average rent	EUR/sq.m.	23.1	23.4	23.2
Finland & Estonia	EUR/sq.m.	25.1	25.4	25.0
Norway	EUR/sq.m.	21.9	21.6	21.8
Sweden & Denmark	EUR/sq.m.	21.8	22.8	22.4
Average remaining length of lease portfolio	years	3.4	3.4	3.5
Occupancy cost ratio 2)%		8.6	8.6	8.5
Leasing spread, renewals and re-lettings	%	0.2	-4.1	-4.0

1)	Including Kista Galleria 50%.
2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY 1)

		Q1–Q3/2018	Q1–Q3/2017	2017
Total area of leases started	sq.m.	134,874	201,898	259,053
Average rent of leases started	EUR/sq.m.	23.4	23.3	22.9
Total area of leases ended	sq.m.	158,301	233,213	347,330
Average rent of leases ended	EUR/sq.m.	22.3	22.8	23.1

1)	Including Kista Galleria 50%. Leases started and ended do not necessarily refer to the same premises.

3. VALUATION ITEMS AND DIVESTMENTS IMPACTED OPERATING PROFIT

Administrative expenses declined to EUR 17.9 million (20.9) driven by lower personnel and consulting expenses. At the end of the reporting period, Citycon Group employed a total of 254 (263) full-time employees (FTEs), of whom 70 worked in Finland, 113 in Norway, 58 in Sweden, 10 in Estonia, two in the Netherlands and one in Denmark.

Operating profit declined to EUR 83.6 million (126.6) due to divestments and fair value losses of EUR -54.2 million (-32.3).

Net financial expenses year-to-date increased by EUR 17.4 million to EUR 60.3 million (42.8) despite a lower average debt and weaker currencies. The increase was mainly due to clearly higher indirect other financial expenses, which were mainly related to the bond tender offer.

Share of loss of joint ventures totalled EUR -4.8 million (-1.3). The decrease came mainly from lower net rental income from project vacancy, and fair value loss in Kista Galleria.

Profit for the period decreased to EUR 11.1 million (64.7) mainly due to lower net rental income, fair value losses and higher net financial expenses.

Q3/2018 | 8

4. PROPERTY PORTFOLIO VALUE PROPERTY PORTFOLIO SUMMARY

30 September 2018	No. of properties	Gross leasable area	Fair value, MEUR	Properties held for sale, MEUR	Portfolio, %
Shopping centres, Finland & Estonia	15	443,900	1,828.7	94.7	45%
Other properties, Finland & Estonia	1	2,240	2.0	-	0%
Finland & Estonia, total	16	446,140	1,830.7	94.7	45%
Shopping centres, Norway	15	387,300	1,390.3	-	32%
Rented shopping centres, Norway 1)	2	18,200
Norway, total	17	405,500	1,390.3	-	32%
Sweden & Denmark, total	10	268,900	962.4	-	22%

Shopping centres, total	42	1,118,300	4,181.4	94.7	100%
Other properties, total	1	2,240	2.0	-	0%
Investment properties, total	43	1,120,540	4,183.4	94.7	100%
Kista Galleria (50%)	1	46,300	289.1
Investment properties and Kista Galleria (50%), total	44	1,166,840	4,472.4	94.7	-

1)	Value of rented properties is recognised within intangible rights based on IFRS rules.

The fair value of investment properties was EUR 4,183.4 million (31 December 2017: 4,183.4). Property disposals and transfers from investment properties to investment properties held for sale decreased the fair value by EUR 84.8 million while the acquisitions and investments increased the fair value by EUR 120.9 million. In addition, changes in exchange rates increased the fair value by EUR 18.2 million and fair value losses decreased fair values by EUR 54.2 million.

FAIR VALUE CHANGES

MEUR	Q3/2018	Q3/2017	Q1-Q3/2018	Q1-Q3/2017	2017
Finland & Estonia	-14.6	-22.9	-47.8	-40.8	-51.3
Norway	-6.7	-12.3	-20.6	-11.5	-22.2
Sweden & Denmark	0.6	11.3	14.2	20.1	30.6
Investment properties, total	-20.7	-23.9	-54.2	-32.3	-42.9
Kista Galleria (50%)	-1.2	0.0	-5.4	0.5	-0.6
Investment properties and Kista Galleria (50%), total	-21.9	-23.9	-59.7	-31.8	-43.5

The company recorded a total value increase of EUR 38.1 million (93.6) and a total value decrease of EUR 92.4 million (125.9).

Citycon measures the fair values of the properties internally in the first and third quarter. External appraiser, CBRE, measures the fair values for the half-yearly report and financial statements.

CBRE’s Valuation Advisory Report for the property market, yields and market rents is available on Citycon’s website below Investors.

Q3/2018 | 9

5. RECYCLING OF CAPITAL

ACQUISITIONS AND DIVESTMENTS Q1-Q3/2018

		Location	Date	Gross leasable area, sq.m.	Price, MEUR
Acquisitions
Straedet, Part 3	Shopping centre	Køge, Denmark	3 July	3,600	9.0
Mölndal Galleria 50%1)	Shopping centre	Mölndal, Sweden	27 September	13,000	58.0
Acquisitions, total				16,600	67.0

Divestments
Åkermyntan Centrum	Shopping centre	Stockholm, Sweden	31 March	10.300	30.0
Kuopion Kauppakatu 41	Retail property	Kuopio, Finland	30 April	10.300	22.0
Heiane Storsenter	Shopping centre	Stord, Norway	30 May	23.900	24.0
Glasshuspassasjen	Shopping centre	Bodø, Norway	5 July	2.300	4.0
Divestments, total				46,800	80.0

1)	Citycon acquired NCC’s 50% stake at completion.

During the reporting period, Citycon purchased the third and final part of shopping centre Straedet and acquired NCC’s 50% stake of Mölndal Galleria. (Re)development project in Mölndal Galeria is now completed and Citycon owns 100% of the centre.

Citycon continued to implement its divestment strategy and divested three shopping centres and one retail property for approximately EUR 80 million during the period.

Since the strategy update in 2011, Citycon has divested 66 non-core properties and five residential portfolios for a total value of approximately EUR 760 million. The company will continue to improve the quality of the portfolio and aims to divest EUR 200–400 million of assets in the next few years.

6. (RE)DEVELOPMENT PROJECTS PROGRESSED

At the end of the reporting period, Citycon had one major (re)development project underway: the Lippulaiva project in the Greater Helsinki area.

The completely new shopping centre Mölndal Galleria was successfully opened on 27 September, with approximately 26,000 sq.m. of gross leasable area and more than 65 different shops, cafés and restaurants as well as services. The leasing rate is approximately 89% and its certified with the international standard of BREEAM Very Good..

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2018 AND IN PROGRESS ON 30 SEPTEMBER 2018 1)

	Location	Area before/ after, sq.m.	Expected gross investment, MEUR		Actual gross investment by 30 September 2018, MEUR	Pre-leasing by 30 September 2018	Completion
Mölndal Galleria	Gothenburg, Sweden	-/26,000	114.6	2)	114.6	-	Completed: Q3/2018
Lippulaiva	Greater Helsinki area, Finland	19,200/44,300	215		69.1	55–60%	2021

1)	In addition to these projects, Citycon has purchased from TK development shopping centre Straedet in Køge in the greater Copenhagen area on 3 July 2018. The total purchase price was approximately EUR 84 million based on a fixed 6.25% net initial yield.
2)	Original expected gross investment was EUR 120 million

Further information on Citycon’s completed, ongoing and potential (re)developments can be found in the company’s Financial- Review 2017.

Q3/2018 | 10

7. SHAREHOLDERS’ EQUITY

Equity per share decreased to EUR 2.42 (31 December 2017: 2.48), mainly due to dividends and equity return of EUR 86.8 million whereas profit for the period of EUR 11.1 million attributable to parent company shareholders increased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,152.4 million (31 December 2017: 2,208.1).

8. FINANCING

KEY FINANCING FIGURES

		30 September 2018	30 September 2017	31 December 2017
Interest bearing debt, fair value	MEUR	2,171.1	2,216.8	2,097.2
Available liquidity	MEUR	556.7	557.5	559.4
Average loan maturity	years	5.2	5.2	5.1
Loan to Value (LTV)%		48.2	47.5	46.7
Equity ratio (financial covenant > 32.5)%		45.9	46.5	47.4
Interest cover ratio (financial covenant > 1.8)	x	3.8	3.7	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.47	0.47	0.46
Secured solvency ratio (financial covenant < 0.25)	x	0.02	0.02	0.02
Average interest-rate fixing period	years	5.2	5.1	5.1
Interest rate hedging ratio	%	92.1	89.9	94.1

In August 2018, Citycon Group successfully placed a EUR 300 million Eurobond. The bond has a tenor of approx. 8.4 years with a fixed annual interest of 2.375 per cent and the bond has been rated in line with Citycon’s corporate credit rating. The proceeds were mainly used to refinance Citycon Group’s existing indebtedness by repurchasing EUR 281 million of a EUR 500 million Euro denominated bond carrying a fixed coupon of 3.75 per cent, due 2020. In addition, Citycon has renegotiated cross-currency swaps to extend their maturity and reduce the interest rate. These financing arrangements clearly strengthened Citycon’s credit position by lengthening the average debt maturity, decreasing the average cost of debt and reducing the 2020 refinancing risk.

During January-September 2018, proceeds from non-core property divestments were used to repay commercial papers, and the acquisition of Mölndal Galleria in September was financed by issuing new commercial paper.

In June 2018, Moody’s downgraded Citycon’s credit rating from Baa1 to Baa2.

In March NOK 100 million of the NOK 1,400 million bond carrying a fixed coupon of 3.9% was repurchased from the open markets and cancelled.

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the company’s treasury policy, the currency net transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps.

Q3/2018 | 11

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased during the third quarter of the year by EUR 87.4 million to EUR 2,171.1 million, mainly due to the acquisition of the remaining 50% share in Mölndal Galleria. The weighted average loan maturity increased to 5.2 years, as EUR 281 million of the Eurobond maturing in 2020 was refinanced with the issuance of a new EUR 300 million Eurobond maturing in 2027.

The LTV increased to 48.2% (30 June 2018: 47.0%) as net debt increased more than property fair values.

FINANCIAL EXPENSES

FINANCIAL EXPENSES KEY FIGURES

		Q1-Q3/2018	Q1-Q3/2017	2017
Financial expenses	MEUR	-80.3	-47.7	-63.2
Financial income	MEUR	20.1	4.9	6.9
Net financial expenses (IFRS)	MEUR	-60.3	-42.8	-56.4
Direct net financial expenses (EPRA)	MEUR	-38.8	-41.0	-54.4
Weighted average interest rate 1)%		2.36	2.69	2.78
Weighted average interest rate excluding derivatives	%	2.35	2.47	2.57
Year-to-date weighted average interest rate 1)%		2.76	2.69	2.70

1)	Including interest rate swaps and cross-currency swaps

Despite a lower average debt and weaker currencies, net financial expenses year-to-date (IFRS) increased by EUR 17.4 million to EUR 60.3 million (42.8) mainly due to clearly higher other financial expenses, which included in total net EUR 21.5 million of indirect costs. Of these, EUR 20.8 million of costs was incurred when EUR 281 million of the 500 million Eurobond was repurchased and cancelled, and EUR 0.6 million of costs was incurred when NOK 100 million of the NOK 1,400 million bond was repurchased and cancelled. The rest mainly related to indirect costs realized when cross-currency swaps were renegotiated or unwound and fair value changes of cross-currency swaps not under hedge accounting. The financial income mainly consisted of interest income on loans to Kista Galleria and Mölndal Galleria joint venture companies, and partly of interest differences from forward agreements.

The average cost of debt decreased clearly in Q3 to 2.36% (31 December 2017: 2.78%) as EUR 281 million of the Eurobond maturing in 2020 with a coupon of 3.75% was refinanced with the issuance of a new Eurobond with a coupon of 2,375%. The larger amount of outstanding commercial paper and the renegotiation and unwinding of all cross-currency swaps also contributed to the lower average cost of debt.

Q3/2018 | 12

9. BUSINESS ENVIRONMENT

BUSINESS ENVIRONMENT KEY FIGURES

	Finland	Norway	Sweden	Denmark	Estonia	Euro area
GDP growth forecast, 2018	3.1%	1.4%	2.9%	1.5%	3.4%	2.1%
Unemployment, 8/2018	7.6%	4.0%	6.6%	4.9%	5.3%	8.1%
Inflation, 8/2018	1.3%	3.4%	2.0%	1.0%	3.6%	2.0%
Retail sales growth, 1–8/2018	3.1%	2.5%	2.9%	1.0%	2.0%	1.8%

Sources: SEB Nordic Outlook, European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

In Finland, retail sales continued to grow during the reporting period. Retail rents were relatively stable during Q1-Q3/2018 in the better-quality centres, while rents continued to be under pressure in secondary centres and in areas suffering from strong competition. The volume of retail property transactions was lower in Q3/2018 compared to Q1 and Q2. The prime shopping centre yield in the HMA area remained unchanged since first half of the year at approximately 4.5%.

In Norway, retail sales continued to grow during the first three quarters of the year. According to a report by Kvarud Analyse the shopping centre footfall decreased slightly but the average shopping basket size increased by 1.8% compared to the same period of 2017. Also the shopping centre sales grew, which was led by strong performance in the F&B segment. Shopping centre rents remained stable over the last twelve months. The property investment market grew during January-September and the retail property investment market increased its share of the total volume compared to 2017. Yields in prime shopping centres remained at 4.25%.

In Sweden, retail sales grew during the reporting period, while retail market rents remained rather stable during Q1-Q3/ 2018. The prime shopping centre yields remained unchanged at 4.25%, although the gap between prime and secondary assets has widened. There were no major retail property transactions on the market during the the first three quarters of 2018, but the investment volume was still in line with 2017 volume.

In Denmark, retail sales grew during the reporting period but at a lower pace than in other Nordic countries. There were no major changes in rental levels and the prime shopping centre yields were at approximately 4.0%.

In Estonia, retail sales grew especially in cosmetic stores and pharmacies. The prime shopping centre rental levels remained stable but the expansions of current centres and new developments coming online are expected to increase the gap between prime and secondary assets. Prime shopping centre yields in Estonia remained unchanged at 6.5%.

(Sources: SEB Nordic Outlook, European Commission, CBRE, Statistics Finland/Norway/Sweden/Estonia/Denmark, Eurostat)

Q3/2018 | 13

10. RISKS AND UNCERTAINTIES

The most significant near-term risks and uncertainties in Citycon’s business operations are associated with the general development of the economy and consumer confidence in the Nordic countries and Estonia as well as how this affects the fair values, occupancy rates and rental levels of the shopping centres and thereby Citycon’s financial result. Increased competition locally or from e-commerce might affect demand for retail premises, which could lead to lower rental levels or increased vacancy, especially outside capital city regions.

The main risks that can materially affect Citycon’s business and financial results, along with the main risk management actions, are presented in detail in on pages 38–39 in the Financial Statements 2017, in Note 3.5 A) as well as on Citycon’s website in the Corporate Governance section.

11. GENERAL MEETING

Annual General Meeting 2018

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 20 March 2018. The AGM adopted the company’s Financial Statements and discharged the members of the Board of Directors and the CEO from liability for the financial year 2017. The General Meeting decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment to be distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

The AGM decisions and the minutes of the AGM are available on the company’s website at citycon.com/agm2018.

12. SHARES, SHARE CAPITAL AND SHAREHOLDERS

SHARES AND SHARE CAPITAL

		Q1-Q3/2018	Q1-Q3/2017%		2017
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	889,992,628	-	889,992,628
Number of shares at period-end		889,992,628	889,992,628	-	889,992,628

SHARE PRICE AND TRADING

		Q1-Q3/2018	Q1-Q3/2017%		2017
Low	EUR	1.73	2.16	-19.9%	2.08
High	EUR	2.25	2.50	-10.0%	2.50
Average	EUR	1.90	2.28	-16.7%	2.23
Latest	EUR	1.80	2.23	-19.3%	2.16
Market capitalisation at period-end	MEUR	1,598.4	1,981.1	-19.3%	1,920.6

Number of shares traded	million	185.9	116.7	59.3%	177.3
Value of shares traded	MEUR	353.9	266.7	32.7%	395.9

Q3/2018 | 14

SHAREHOLDERS 30 SEPTEMBER 2018

% of shares and voting rights

The company has a single series of shares, with each share entitling to one vote at a General Meeting of shareholders. The shares have no nominal value.

At the end of September 2018, Citycon had a total of 17,096 (13,451) registered shareholders, of which nine were account managers of nominee-registered shares. The most significant registered shareholders at period-end can be found on company’s website citycon.com/major-shareholders.

DIVIDEND AND EQUITY REPAYMENT

DIVIDENDS AND EQUITY REPAYMENTS PAID ON 30 SEPTEMBER 2018 1)

	Record date	Payment date	EUR / share
Dividend for 2017	22 March 2018	29 March 2018	0.0100
Equity repayment Q1	22 March 2018	29 March 2018	0.0225
Equity repayment Q2	21 June 2018	29 June 2018	0.0325
Equity repayment Q3	20 September 2018	28 September 2018	0.0325
Total			0.0975

REMAINING BOARD AUTHORISATION FOR EQUITY REPAYMENT 2)

	Preliminary	Preliminary
	record date	payment date	EUR / share
Equity repayment Q4	14 December 2018	28 December 2018	0.0325
Total			0.0325

1)	Board decision based on the authorisation issued by the AGM 2018
2)	The AGM 2018 authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed shall not exceed EUR 0.01 per share and the maximum amount of equity repayment distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. Unless the Board of Directors decides otherwise for a justified reason, the authorisation will be used to distribute dividend and/or equity repayment four times during the period of validity of the authorisation. In this case, the Board of Directors will make separate resolutions on each distribution of the dividend and/or equity repayment so that the preliminary record and payment dates will be as stated above. Citycon shall make separate announcements of such Board resolutions.

Q3/2018 | 15

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors explained above, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 20 March 2018:

–	The Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.
–	The Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2019.

During January – September 2018, the Board of Directors used five times its authorisation to repurchase its own shares and issue them by conveying repurchased shares. The repurchases and conveyances were made for payment of rewards earned under the company’s share plans in accordance with the terms and conditions of the plans:

Restricted share plan 2015

–	On 5 January 2018, the company repurchased a total of 30,000 of its own shares and conveyed them on 10 January 2018 to two key persons of the company.
–	On 7 March 2018, the company repurchased a total of 7,500 of its own shares and conveyed them on 23 March 2018 to one key person of the company.
–	On 7 May 2018, the company repurchased a total of 10,000 of its own shares and conveyed them on 23 May 2018 to one key person of the company.
–	On 13 July 2018, the company repurchased a total of 77,500 of its own shares and conveyed them on 31 July 2018 to seven key persons of the company.

Performance share plan 2015

–	On 13 February 2018, the company repurchased a total of 24,767 of its own shares and conveyed them on 1 March 2018 to 19 key persons of the company.

OWN SHARES

During the reporting period, the company held a total of 149,767 of the company’s own shares. These 149,767 shares were conveyed to implement payments of rewards earned under the company’s share plans before the end of the reporting period and as described in the section Board authorisations. At the end of the period, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Q3/2018 | 16

INCENTIVE PLANS

Long-term Share-based Incentive Plans and Stock Option Plan 2011

At the period-end Citycon has four incentive plans for the Group key employees:

–	matching share plan 2018–2020,
–	restricted share plan 2018–2020,
–	performance share plan 2015, and
–	restricted share plan 2015.

In February 2018 the Board of Directors approved two new share-based incentive plans for the Group key employees, a Matching Share Plan 2018–2020 and a Restricted Share Plan 2018–2020. The Matching Share Plan 2018–2020 is directed to the CEO and other members of the Corporate Management Committee. The Restricted Share Plan 2018–2020 is directed to selected key employees of the company and its subsidiaries, excluding the CEO and other members of the Corporate Management Committee.

Stock option plan 2011 expired on 31 March 2018. No shares were subscribed with the stock-options.

The full terms and conditions of share-based incentive plans and the expired stock option plan 2011 are available on the compa-ny’s website at citycon.com/remuneration.

13. EVENTS AFTER THE REPORTING PERIOD

No material events after the reporting period

14. OUTLOOK 2018 SPECIFIED

Previously
EPRA Earnings per share (basic)	EUR	0.1575 –0.1675	0.155 –0.170
Direct operating profit 1)	MEUR	-14 to -5	-14 to -1
EPRA Earnings 1)	MEUR	-12 to -3	-14 to -1

1)	Change compared to the previous year

These estimates are based on the existing property portfolio and on the prevailing level of inflation, the EUR–SEK and EUR–NOK exchange rates, and current interest rates. Guidance for 2018 includes around EUR -5 million impact from weaker currencies. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

Q3/2018 | 17

15. FINANCIAL CALENDAR AND AGM 2019

Citycon Oyj’s schedule of the financial reporting in 2019 is the following:

Year 2018 full-year Financial Report, Financial Statements

and the Report by the Board of Directors	Thursday 7 February 2019 at about 9:00 a.m.
Year 2019 three-month Interim Report	Wednesday 17 April 2019 at about 9:00 a.m.
Year 2019 six-month Half-Yearly Report	Thursday 11 July 2019 at about 9:00 a.m.
Year 2019 nine-month Interim Report	Thursday 24 October 2019 at about 9:00 a.m.

Citycon Oyj’s Annual General Meeting (AGM) 2019 will be held on Wednesday, 13 March 2019 starting at 12:00p.m.

For more investor information, please visit the company’s website at www.citycon.com.

Espoo, 17 October 2018

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen

Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Mikko Pohjala

IR and Communications Director

Tel. +358 40 838 0709

mikko.pohjala@citycon.com

Citycon is a leading owner, manager and developer of urban, grocery-anchored shopping centres in the Nordic region, managing assets that total approximately EUR 4.5 billion. Citycon is No. 1 shopping centre owner in Finland and among the market leaders in Norway, Sweden and Estonia. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa2) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q3/2018 | 18

EPRA PERFORMANCE MEASURES

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2017 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		03/2018	03/2017%		01-03/ 2018	01-03/ 2017	%	2017
EPRA Earnings	MEUR	36.8	39.3	-6.4%	109.3	118.5	-7.8%	152.3
EPRA Earnings per share (basic)	EUR	0.041	0.044	-6.4%	0.123	0.133	-7.8%	0.171
EPRA NAV per share	EUR	2.66	2.78	-4.3%	2.66	2.78	-4.3%	2.71
EPRA NNNAV per share	EUR	2.41	2.41	-0.2%	2.41	2.41	-0.2%	2.37

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

MEUR	Q3/2018	Q3/2017%		01-03/ 2018	01-03/ 2017%		2017
Earnings in IFRS Consolidated Statement of Comprehensive Income	-8.3	5.4	-	11.1	64.2	-82.7%	87.4
+/- Net fair value losses/gains on investment property	20.7	23.9	-13.3%	54.2	32.3	68.1%	42.9
+/- Net losses/gains on sale of investment property	0.5	-0.4	-	-0.9	-9.8	-90.7%	-6.0
+ Indirect other operating expenses	0.5	2.8	-80.5%	6.7	5.5	20.2%	12.8
+/- Fair value losses/gains of financial instruments	1.0	-0.4	-	0.1	1.8	-94.5%	2.0
+/- Early close-out costs of debt and financial instruments	20.8	-	-	21.4
+ Fair value losses and other indirect items of joint ventures and associated companies	1.4	1.3	6.0%	9.1	6.2	47.5%	6.9
+/- Change in deferred taxes arising from the items above	0.1	6.6	-98.1%	7.6	17.8	-57.2%	5.8
+ Non-controlling interest arising from the items above	0.0	0.1	-	0.0	0.5	-93.9%	0.5
EPRA Earnings	36.8	39.3	-6.4%	109.3	118.5	-7.8%	152.3
Issue-adjusted average number of shares, million	890.0	890.0	0.0%	890.0	890.0	0.0%	890.0
EPRA Earnings per share (basic), EUR	0.041	0.044	-6.4%	0.123	0.133	-7.8%	0.171

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR	03/2018	03/2017%		01-03/ 2018	01-03/ 2017	%	2017
Net rental income	53.6	58.6	-8.6%	161.2	174.6	-7.7%	228.5
Direct administrative expenses	-5.6	-7.1	-21.8%	-17.9	-20.9	-14.0%	-29.1
Direct other operating income and expenses	-0.2	0.2	-	0.4	0.9	-62.7%	1.1
Direct operating profit	47.8	51.7	-7.5%	143.6	154.7	-7.2%	200.5
Direct net financial income and expenses	-12.6	-13.6	-7.4%	-38.8	-41.0	-5.6%	-54.4
Direct share of profit/loss of joint ventures and associated companies	1.5	1.4	11.1%	4.2	4.8	-11.7%	6.2
Direct current taxes	-0.2	-0.2	8.0%	-0.4	-0.4	1.9%	-0.8
Direct deferred taxes	0.3	0.1	-	0.6	0.5	23.1%	0.7
Direct non-controlling interest	0.0	0.0	-	0.0	0.0	-	0.0
EPRA Earnings	36.8	39.3	-6.4%	109.3	118.5	-7.8%	152.3
EPRA Earnings per share (basic), EUR	0.041	0.044	-6.4%	0.123	0.133	-7.8%	0.171

Q3/2018 | 19

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	30 September 2018			30 September 2017			31 December 2017
	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR	MEUR	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	2,152.4	889,993	2.42	2,253.2	889,993	2.53	2,208.1	889,993	2.48
Deferred taxes from the difference of fair value and fiscal value of investment properties	309.1	889,993	0.35	316.4	889,993	0.36	297.6	889,993	0.33
Goodwill as a result of deferred taxes	-93.5	889,993	-0.11	-99.7	889,993	-0.11	-91.8	889,993	-0.10
Fair value of financial instruments	-1.6	889,993	0.00	3.4	889,993	0.00	0.8	889,993	0.00
Net asset value (EPRA NAV)	2,366.4	889,993	2.66	2,473.3	889,993	2.78	2,414.7	889,993	2.71

Deferred taxes from the difference of fair value and fiscal value of investment properties	-309.1	889,993	-0.35	-316.4	889,993	-0.36	-297.6	889,993	-0.33
Goodwill as a result of deferred taxes	93.5	889,993	0.11	99.7	889,993	0.11	91.8	889,993	0.10
The difference between the secondary market price and fair value of bonds 1)	-10.8	889,993	-0.01	-107.5	889,993	-0.12	-100.2	889,993	-0.11
Fair value of financial instruments	1.6	889,993	0.00	-3.4	889,993	0.00	-0.8	889,993	0.00
EPRA NNNAV	2,141.6	889,993	2.41	2,145.7	889,993	2.41	2,107.9	889,993	2.37

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the carrying value of the bonds was EUR 10.8 million (107.5) as of 30 Sep 2018.

Q3/2018 | 20

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

1 January – 30 September 2018

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR	Note	Q3/2018	Q3/2017%		Q1-Q3/ 2018	Q1-Q3/ 2017%		2017
Gross rental income	3	57.8	63.8	-9.5%	177.8	195.3	-9.0%	257.4
Service charge income	3	19.0	19.0	-0.3%	57.8	58.9	-1.9%	80.8
Property operating expenses		-22.2	-23.9	-6.9%	-72.7	-78.3	-7.2%	-107.8
Other expenses from leasing operations		-0.9	-0.4	164.0%	-1.7	-1.3	35.2%	-1.9
Net rental income	3	53.6	58.6	-8.6%	161.2	174.6	-7.7%	228.5
Administrative expenses		-5.6	-7.1	-21.8%	-17.9	-20.9	-14.0%	-29.1
Other operating income and expenses		-0.7	-2.6	-71.9%	-6.3	-4.6	37.3%	-11.6
Net fair value losses/gains on investment property	3	-20.7	-23.9	-13.3%	-54.2	-32.3	68.1%	-42.9
Net losses/gains on sale of investment property		-0.5	0.4	-	0.9	9.8	-90.7%	6.0
Operating profit	3	26.1	25.4	2.8%	83.6	126.6	-34.0%	150.9
Net financial income and expenses		-34.4	-13.2	160.2%	-60.3	-42.8	40.6%	-56.4
Share of profit/loss of joint ventures and associated companies		0.1	0.0	-	-4.8	-1.3	-	-0.7
Profit before taxes		-8.2	12.2	-167.3%	18.5	82.4	-77.5%	93.8
Current taxes		-0.2	-0.2	8.0%	-0.4	-0.4	1.9%	-0.8
Deferred taxes		0.1	-6.5	-	-7.0	-17.3	-59.5%	-5.1
Loss/profit for the period		-8.3	5.5	-	11.1	64.7	-82.8%	87.9

Loss/profit attributable to
Parent company shareholders		-8.3	5.4	-	11.1	64.2	-82.7%	87.4
Non-controlling interest		0.0	0.1	-92.2%	0.0	0.6	-98.7%	0.5

Earnings per share attributable to parent company shareholders
Earnings per share (basic), EUR	4	-0.01	0.01	-	0.01	0.07	-82.7%	0.10
Earnings per share (diluted), EUR	4	-0.01	0.01	-	0.01	0.07	-82.6%	0.10

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		-0.8	-0.7	18.9%	2.7	-3.3	-	-3.1
Income taxes relating to cash flow hedges		0.2	0.1	18.9%	-0.5	0.7	-	0.6
Share of other comprehensive income of joint ventures and associated companies		0.1	-0.2	-	0.3	-0.5	-	1.9
Exchange gains/losses on translating foreign operations		9.7	13.5	-28.0%	17.5	-33.3	-	-76.3
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		9.1	12.8	-28.6%	19.9	-36.4	-	-76.8
Other comprehensive income for the period, after taxes		9.1	12.8	-28.6%	19.9	-36.4	-	-76.8

Total comprehensive profit/loss for the period		0.9	18.3	-	31.0	28.3	9.6%	11.1

Total comprehensive profit/loss attributable to
Parent company shareholders		0.8	18.2	-	31.1	27.8	11.9%	10.6
Non-controlling interest		0.0	0.1	-60.3%	0.0	0.6	-107.6%	0.5

Q3/2018 | 21

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 September 2018	30 September 2017	31 December 2017
ASSETS

Non-current assets
Investment properties	5	4,183.4	4,184.2	4,183.4
Goodwill		154.2	163.9	153.3
Investments in joint ventures and associated companies		173.2	226.2	228.0
Intangible and tangible assets, and other non-current assets		36.3	29.9	39.8
Deferred tax assets		8.0	3.2	4.3
Total non-current assets		4,555.1	4,607.4	4,608.9

Investment properties held for sale	7	94.7	206.6	25.4

Current assets
Derivative financial instruments	9, 10	0.4	1.5	1.8
Trade and other current assets		38.4	32.4	31.8
Cash and cash equivalents	8	9.4	9.2	10.1
Total current assets		48.2	43.2	43.7

Total assets	3	4,698.0	4,857.2	4,678.0

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		1.6	-3.4	-0.8
Invested unrestricted equity fund	11	1,045.7	1,152.5	1,123.5
Retained earnings	11	714.5	713.5	694.7
Total equity attributable to parent company shareholders		2,152.4	2,253.2	2,208.1
Non-controlling interest		0.1	1.3	1.2
Total shareholders’ equity		2,152.5	2,254.5	2,209.4

Long-term liabilities
Loans		1,984.5	1,980.0	1,959.2
Derivative financial instruments and other non-interest bearing liabilities	9, 10	6.0	5.8	4.7
Deferred tax liabilities		312.5	320.2	301.1
Total long-term liabilities		2,303.0	2,306.0	2,265.0

Short-term liabilities
Loans		171.7	222.8	124.7
Derivative financial instruments	9, 10	2.1	1.1	1.2
Trade and other payables		68.7	72.8	77.7
Total short-term liabilities		242.5	296.7	203.6

Total liabilities	3	2,545.5	2,602.7	2,468.6

Total liabilities and shareholders’ equity		4,698.0	4,857.2	4,678.0

Q3/2018 | 22

CONDENSED CONSOLIDATED CASH FLOW STATEMENT, IFRS

MEUR	Note	Q1-Q3/2018	Q1-Q3/2017	2017
Cash flow from operating activities
Profit before taxes		18.5	82.4	93.8
Adjustments to profit before taxes		128.3	76.2	110.5
Cash flow before change in working capital		146.8	158.6	204.3
Change in working capital		-4.6	6.7	7.6
Cash generated from operations		142.3	165.2	212.0

Paid interest and other financial charges		-88.5	-57.2	-66.8
Interest income and other financial income received		4.0	3.2	3.8
Current taxes paid		-1.0	-0.1	-0.1
Net cash from operating activities		56.8	111.2	148.9

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	5,6,7	-67.2	-86.5	-144.4
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets	5,6,7	-69.7	-121.3	-154.0
Sale of investment properties	5,6,7	72.3	133.9	315.9
Net cash used in investing activities		-64.6	-73.8	17.5

Cash flow from financing activities
Proceeds from short-term loans		754.2	1,720.9	2,078.7
Repayments of short-term loans		-659.7	-1,645.7	-2,099.0
Proceeds from long-term loans and receivables		297.3	107.9	107.6
Repayments of long-term loans		-292.0	-138.4	-139.3
Acquisition of non-controlling interests		-1.4	-	0.0
Dividends and return from the invested unrestricted equity fund	11	-86.8	-87.3	-116.2
Realized exchange rate losses/gains		-3.9	-1.0	-2.7
Net cash used in financing activities		7.8	-43.7	-171.0

Net change in cash and cash equivalents		-0.1	-6.3	-4.7
Cash and cash equivalents at period-start	8	10.1	15.9	15.9
Effects of exchange rate changes		-0.7	-0.3	-1.1
Cash and cash equivalents at period-end	8	9.4	9.2	10.1

Q3/2018 | 23

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

		Share	Fair	Invested			Equity attributable to parent company
	Share	premium	v alue	unrestricted	Translation	Retained	share	Non-controlling	Shareholders’
MEUR	capital	fund	reserve	equity fund	reserve	earnings	h olders	interest	equity, total
Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.8	707.6	2,311.4	0.8	2,312.3
Total comprehensive loss/ profit for the period	-3.1				-33.3	64.2	27.8	0.6	28.3
Dividends paid and equity return (Note 11)				-77.9		-8.9	-86.8		-86.8
Share-based payments						0.6	0.6		0.6
Disposal of non-controlling interests						0.2	0.2	-0.1	0.1
Balance at 30 September 2017	259.6	131.1	-3.4	1,152.5	-50.2	763.7	2,253.2	1.3	2,254.5

Balance at 1 January 2017	259.6	131.1	-0.3	1,230.3	-16.8	707.6	2,311.4	0.8	2,312.3
Total comprehensive loss/ profit for the period			-0.5		-76.3	87.4	10.6	0.5	11.1
Dividends paid and equity return (Note 11)				-106.8		-8.9	-115.7		-115.7
Share-based payments						0.8	0.8		0.8
Disposal of non-controlling interests						0.1	0.1	-0.1	0.0
Balance at 31 December 2017	259.6	131.1	-0.8	1,123.5	-93.2	787.1	2,207.3	1.2	2,208.5
Changes in accounting policies (IFRS2 & IFRS 9)						0.8	0.8		0.8
Balance at 1 January 2018	259.6	131.1	-0.8	1,123.5	-93.2	787.9	2,208.1	1.2	2,209.4
Total comprehensive profit/ loss for the period			2.4		17.6	11.1	31.1	0.0	31.0
Dividends paid and equity return (Note 11)				-77.9		-8.9	-86.8		-86.8
Share-based payments						0.3	0.3		0.3
Acquisition of non-con- trolling interests						-0.3	-0.3	-1.1	-1.4
Balance at 30 September 2018	259.6	131.1	1.6	1,045.7	-75.6	790.1	2,152.4	0.1	2,152.5

Q3/2018 | 24

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland & Estonia, Sweden & Denmark and Norway. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 17th of October 2018.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS).

The interim financial statements for the nine month period ended on 30 September 2018 have been prepared, apart from the exceptions listed below, in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS APPLIED IN 2018

IFRS 15 Revenue from contracts with customers (application from 1 January 2018 onwards)

The majority Citycon’s sales revenues consist of rental income which by definition falls under the scope of IAS 17 (from 1 January 2019 onwards IFRS 16). In Citycon’s business operations IFRS 15 is applicable to the service charge income, including service charges and utility charges, and other operating income where applicable, such as management fees. Citycon considers to act as a principal in respect to service income.

Implementation of the standard does not require changes in Citycon’s policies regarding income recognition. The main impact to Citycon’s reporting from the implementation of IFRS 15 is the change in disclosure regarding some of Citycon’s rental agreements, in which the rental income and service charge income has been divided in the income statement from 1 January 2018 onwards. In the previous financial years this income has been presented fully as rental income. Due to the change, EUR 3.6 million of gross rental income has been allocated to service charge income in the first three quarters of 2018. The allocation did not have any impact on Citycon’s net rental income.

MEUR	Q1-Q3/2018 (IFRS 15)	Q1-Q3/2018 (IAS 18)
Gross rental income	177.8	181.5
Service charge income	57.8	54.2
Total	235.6	235.6

IFRS 9 Financial instruments (application from 1 January 2018 onwards)

Application of the standard will offer more possibilities regarding hedge accounting, but does not require mandatory changes to Citycon’s present principles of booking nor disclosure of financial instruments.

The standard will however bring changes to recording impairments of financial instruments, which calls for assessment of expected credit loss. The standard allows Citycon to apply the simplified valuation model on its rent receivables and trade receivables when recording the expected credit loss in its reporting. The expected credit loss from maximun contractual period is based on the amount of trade receivables, realized credit losses and expectations regarding the future development of the economic situation. The effect from the restating of Citycon’s credit loss provision to equity of 1 January 2018 was EUR 0,0 million.

IFRS 2 Share-based payments - Clarification and Measurement of Share-based Payment Transactions

(application from 1 January 2018 onwards)

The amendments clarifies the accounting treatment of share-based payments with net settlement features for withholding tax obligations. According to the previous application of IFRS 2, the share-based transactions with net settlement features have been treated separately as an equity-settled and a cash-settled transaction. Due to the amendments, the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments from 1 January 2018 onwards.

The effect from restatement of the liability arised from the cash-settled share-based payments to retained earnings of 1 January 2018 was EUR 0.9 million.

Q3/2018 | 25

NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY-ADOPTED

IFRS 16 Leases standard (application from 1 January 2019).

The upcoming standard will replace IAS 17 standard and its interpretations. Above all, IFRS 16 provides guidance for the lessee and defines principles for accounting treatment of rental agreement as an asset and a liability (lease obligation). In the income statement, the cost of the rental agreements will be presented as depreciations and financing expenses instead of rental expenses.

Implementing the standard to Citycon’s reporting in is progress. The application of the standard will be carried out with simplified approach and therefore the comparative information will not be adjusted for the previous financial year. The standard contains two exemptions regarding short-term and low value leases, which will also both be applied in Citycon’s reporting.

Right-of-use assets recognized by Citycon from 1 January 2019 onwards will consist mainly of rented shopping centres, land areas and machinery and equipment related to shopping centres. Based on the latest analysis, the amount of right-of-use assets to be recognized for Citycon group will be low and the impacts arising from implementation of the standard will not be material.

Additional information on the otherwise unchanged accounting policies is available in Citycon’s annual financial statements 2017.

New ESMA (European Securities and Markets Authority) guidelines on alternative performance measures are effective for the financial year 2016. Citycon also presents alternative performance measures, such as EPRA performance measures and loan to value, to reflect the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

3. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland & Estonia, Sweden & Denmark and Norway.

Citycon changed the presentation of segments during the third quarter of 2018 to better meet the segment information presented to the Board of Directors by combining the monitoring of Estonian operations as a part of the new Finland & Estonia-segment. As the company has changed the composition of its reported segments during financial year 2018, has the segment information concerning both financial year 2018 and 2017 been presented on both, the old basis and the new basis of segmentation.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ’Share of result in joint ventures’ and associated companies in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR -1.2 million.

The Board of Directors follows IFRS segment result and in addition Kista Galleria’s financial performance separately, and therefore, segment information includes both IFRS segment results and Kista Galleria result.

Q3/2018 | 26

MEUR	Q3/2018	Q3/2017%		Q1-Q3/ 2018	Q1-Q3/ 2017%		2017
Gross rental income
Finland & Estonia	25.2	29.0	-13.1%	77.3	89.0	-13.2%	116.9
Norway	20.8	22.5	-7.3%	64.0	69.8	-8.2%	91.5
Sweden & Denmark	11.8	12.4	-5.0%	36.5	36.5	0.0%	49.0
Total Segments	57.8	63.8	-9.5%	177.8	195.3	-9.0%	257.4

Kista Galleria (50%)	3.4	4.0	-15.8%	10.4	12.5	-16.8%	16.5

Service charge income
Finland & Estonia	8.7	9.7	-10.1%	26.5	29.0	-8.3%	38.0
Norway	6.7	6.3	6.7%	20.6	20.3	1.5%	30.0
Sweden & Denmark	3.5	3.0	16.5%	10.6	9.6	10.4%	12.7
Total Segments	19.0	19.0	-0.3%	57.8	58.9	-1.9%	80.8

Kista Galleria (50%)	0.9	0.8	12.6%	2.9	2.6	9.1%	3.4

Net rental income
Finland & Estonia	24.9	28.0	-10.9%	72.9	81.7	-10.8%	106.9
Norway	17.9	19.7	-9.2%	55.6	61.1	-9.0%	79.6
Sweden & Denmark	10.7	10.8	-0.5%	32.4	31.2	3.7%	41.3
Other	0.1	0.2	-58.7%	0.3	0.5	-47.2%	0.7
Total Segments	53.6	58.6	-8.6%	161.2	174.6	-7.7%	228.5

Kista Galleria (50%)	2.9	3.4	-15.0%	9.1	11.1	-18.0%	14.4

Direct operating profit
Finland & Estonia	24.3	27.0	-10.3%	70.9	79.0	-10.2%	103.2
Norway	16.9	18.4	-8.2%	52.2	57.9	-9.8%	74.8
Sweden & Denmark	10.1	10.0	0.5%	30.2	28.7	5.2%	37.9
Other	-3.4	-3.8	-9.9%	-9.8	-11.0	-10.7%	-15.4
Total Segments	47.8	51.7	-7.5%	143.6	154.7	-7.2%	200.5

Kista Galleria (50%)	2.8	3.3	-16.5%	8.7	10.7	-19.0%	13.8

Net fair value losses/gains on investment property
Finland & Estonia	-14.6	-22.9	-36.2%	-47.8	-40.8	17.3%	-51.3
Norway	-6.7	-12.3	-45.7%	-20.6	-11.5	78.5%	-22.2
Sweden & Denmark	0.6	11.3	-94.9%	14.2	20.1	-29.2%	30.6
Total Segments	-20.7	-23.9	-13.3%	-54.2	-32.3	68.1%	-42.9

Kista Galleria (50%)	-1.2	0.0	-	-5.4	0.5	-	-0.6

Operating profit/loss
Finland & Estonia	9.6	4.6	111.3%	20.9	37.7	-44.7%	48.0
Norway	9.6	3.1	-	27.0	40.9	-33.9%	40.8
Sweden & Denmark	10.3	21.5	-52.2%	45.5	59.0	-22.8%	77.6
Other	-3.4	-3.8	-9.9%	-9.8	-11.0	-10.7%	-15.4
Total Segments	26.1	25.4	2.8%	83.6	126.6	-34.0%	150.9

Kista Galleria (50%)	1.6	3.3	-52.7%	3.2	11.2	-71.2%	13.2

Q3/2018 | 27

MEUR	30 September 2018	30 September 2017%		2017
Assets
Finland & Estonia	1,934.4	2,117.5	-8.6%	1,966.0
Norway	1,599.0	1,684.1	-5.1%	1,578.7
Sweden & Denmark	1,120.4	1,022.9	9.5%	1,088.5
Other	44.2	32.7	35.3%	44.9
Total Segments	4,698.0	4,857.2	-3.3%	4,678.0

Kista Galleria (50%)	296.8	317.5	-6.5%	314.8

Liabilities
Finland & Estonia	8.8	25.3	-65.3%	9.5
Norway	19.0	20.0	-5.0%	17.5
Sweden & Denmark	14.5	12.2	19.2%	20.9
Other	2,503.2	2,545.2	-1.7%	2,420.8
Total Segments	2,545.5	2,602.7	-2.2%	2,468.6

Kista Galleria (50%)	240.5	252.0	-4.6%	249.9

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

Due to the changes in the presentation of segments during the third quarter of 2018, the segment reporting is presented on the old basis of segmentation in the schedule below.

Q3/2018 | 28

MEUR	Q3/2018	Q3/2017%		Q1-Q3/ 2018	Q1-Q3/ 2017%		2017
Gross rental income
Finland	19.8	23.4	-15.7%	60.9	72.0	-15.3%	94.2
Norway	20.8	22.5	-7.3%	64.0	69.8	-8.2%	91.5
Sweden & Denmark	11.8	12.4	-5.0%	36.5	36.5	0.0%	49.0
Estonia	5.4	5.5	-2.0%	16.4	17.1	-4.1%	22.6
Total Segments	57.8	63.8	-9.5%	177.8	195.3	-9.0%	257.4

Kista Galleria (50%)	3.4	4.0	-15.8%	10.4	12.5	-16.8%	16.5

Service charge income
Finland	7.3	8.1	-10.5%	22.2	24.5	-9.4%	31.9
Norway	6.7	6.3	6.7%	20.6	20.3	1.5%	30.0
Sweden & Denmark	3.5	3.0	16.5%	10.6	9.6	10.4%	12.7
Estonia	1.4	1.5	-8.4%	4.4	4.5	-2.6%	6.1
Total Segments	19.0	19.0	-0.3%	57.8	58.9	-1.9%	80.8

Kista Galleria (50%)	0.9	0.8	12.6%	2.9	2.6	9.1%	3.4

Net rental income
Finland	19.4	22.4	-13.6%	56.7	65.0	-12.8%	84.7
Norway	17.9	19.7	-9.2%	55.6	61.1	-9.0%	79.6
Sweden & Denmark	10.7	10.8	-0.5%	32.4	31.2	3.7%	41.3
Estonia	5.5	5.5	-0.1%	16.2	16.8	-3.2%	22.2
Other	0.1	0.2	-58.7%	0.3	0.5	-47.2%	0.7
Total Segments	53.6	58.6	-8.6%	161.2	174.6	-7.7%	228.5

Kista Galleria (50%)	2.9	3.4	-15.0%	9.1	11.1	-18.0%	14.4

Direct operating profit
Finland	18.9	21.7	-12.8%	55.0	62.6	-12.1%	81.6
Norway	16.9	18.4	-8.2%	52.2	57.9	-9.8%	74.8
Sweden & Denmark	10.1	10.0	0.5%	30.2	28.7	5.2%	37.9
Estonia	5.4	5.4	0.1%	15.9	16.4	-2.8%	21.6
Other	-3.4	-3.8	-9.9%	-9.8	-11.0	-10.7%	-15.4
Total Segments	47.8	51.7	-7.5%	143.6	154.7	-7.2%	200.5

Kista Galleria (50%)	2.8	3.3	-16.5%	8.7	10.7	-19.0%	13.8

Net fair value losses/gains on investment property
Finland	-14.5	-21.2	-31.8%	-42.4	-36.3	16.7%	-44.7
Norway	-6.7	-12.3	-45.7%	-20.6	-11.5	78.5%	-22.2
Sweden & Denmark	0.6	11.3	-94.9%	14.2	20.1	-29.2%	30.6
Estonia	-0.1	-1.6	-92.2%	-5.4	-4.4	22.6%	-6.5
Total Segments	-20.7	-23.9	-13.3%	-54.2	-32.3	68.1%	-42.9

Kista Galleria (50%)	-1.2	0.0	-	-5.4	0.5	-	-0.6

Operating profit/loss
Finland	4.4	0.8		10.4	25.8	-59.8%	32.9
Norway	9.6	3.1	-	27.0	40.9	-33.9%	40.8
Sweden & Denmark	10.3	21.5	-52.2%	45.5	59.0	-22.8%	77.6
Estonia	5.3	3.7	40.5%	10.5	12.0	-12.2%	15.0
Other	-3.4	-3.8	-9.9%	-9.8	-11.0	-10.7%	-15.4
Total Segments	26.1	25.4	2.8%	83.6	126.6	-34.0%	150.9

Kista Galleria (50%)	1.6	3.3	-52.7%	3.2	11.2	-71.2%	13.2

Q3/2018 | 29

MEUR	30 September 2018	30 September 2017%		2017
Assets
Finland	1,626.8	1,812.6	-10.2%	1,658.6
Norway	1,599.0	1,684.1	-5.1%	1,578.7
Sweden & Denmark	1,120.4	1,022.9	9.5%	1,088.5
Estonia	307.5	304.9	0.9%	307.3
Other	44.2	32.7	35.3%	44.9
Total Segments	4,698.0	4,857.2	-3.3%	4,678.0

Kista Galleria (50%)	296.8	317.5	-6.5%	314.8

Liabilities
Finland	6.4	22.5	-71.7%	8.2
Norway	19.0	20.0	-5.0%	17.5
Sweden & Denmark	14.5	12.2	19.2%	20.9
Estonia	2.4	2.8	-13.5%	1.3
Other	2,503.2	2,545.2	-1.7%	2,420.8
Total Segments	2,545.5	2,602.7	-2.2%	2,468.6

Kista Galleria (50%)	240.5	252.0	-4.6%	249.9

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. EARNINGS PER SHARE

		Q1-Q3/2018	Q1-Q3/2017%		2017
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	11.1	64.2	-82.7%	87.4
Issue-adjusted average number of shares	million	890.0	890.0	0.0%	890.0
Earnings per share (basic)	EUR	0.01	0.07	-82.7%	0.10

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	11.1	64.2	-82.7%	87.4
Issue-adjusted average number of shares	million	890.0	890.0	0.0%	890.0
Adjustment from share-based incentive plans and options	million	5.0	9.1	-45.8%	9.0
Average number of shares used in the calculation of diluted earnings per share	million	894.9	899.1	-0.5%	899.0
Earnings per share (diluted)	EUR	0.01	0.07	-82.6%	0.10

Q3/2018 | 30

5. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On reporting date and the comparable period 30 September 2017, the first mentioned category included Lippulaiva in Finland.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 SEPTEMBER 2018

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	121.0	4,062.4	4,183.4
Acquisitions	-	63.7	63.7
Investments	17.0	38.6	55.6
Disposals	-	-23.6	-23.6
Capitalized interest	1.3	0.2	1.5
Fair value gains on investment property	-	38.1	38.1
Fair value losses on investment property	-0.1	-92.2	-92.4
Exchange differences	-	18.2	18.2
Transfers between items	-	-61.3	-61.3
At period-end	139.2	4,044.3	4,183.4

30 SEPTEMBER 2017

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	84.3	84.3
Investments	43.2	58.9	102.1
Disposals	-	-59.5	-59.5
Capitalized interest	0.7	2.1	2.8
Fair value gains on investment property	-	93.6	93.6
Fair value losses on investment property	-2.6	-123.3	-125.9
Exchange differences	-	-56.4	-56.4
Transfers between items	-651.3	456.9	-194.4
At period-end	114.0	4,070.2	4,184.2

31 DECEMBER 2017

MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	723.9	3,613.7	4,337.6
Acquisitions	-	142.5	142.5
Investments	49.7	84.0	133.7
Disposals	-	-59.8	-59.8
Capitalized interest	1.1	2.2	3.2
Fair value gains on investment property	-	113.0	113.0
Fair value losses on investment property	-2.4	-153.5	-155.9
Exchange differences	-	-130.3	-130.3
Transfers between items	-651.3	450.7	-200.6
At period-end	121.0	4,062.4	4,183.4

Q3/2018 | 31

The fair value of investment properties has been measured internally for the interim reporting on 30 September 2018 and 30 September 2017. The fair value measurement for the financial statements for 2017 was conducted by external appraiser, CBRE.

When measuring the values internally, Citycon has based the valuations on the yields and market rent indications received from the external appraiser. In addition, the external appraiser conducts the fair value evaluation of properties under (re)develop-ment. Also, the first fair value measurement of the acquired properties is always conducted externally.

The fair value is calculated by a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mo
	30 September 2018	30 September 2017	31 December 2017	30 September 2018	30 Sep 2017	31 December 2017
Finland & Estonia	5.5	5.5	5.5	29.7	29.6	29.5
Norway	5.4	5.4	5.4	23.4	22.8	22.0
Sweden & Denmark	5.2	5.2	5.2	25.6	26.4	25.9
Investment properties, average	5.4	5.4	5.4	26.6	26.6	26.2
Investment properties and Kista Galleria (50%), average	5.3	5.3	5.3	27.1	27.3	26.9

6. CAPITAL EXPENDITURE

MEUR	Q1-Q3/2018	Q1-Q3/2017	2017
Acquisitions of properties 1)	63.7	84.3	142.5
Acquisitions of and investments in joint ventures	14.4	12.4	18.0
Property development	57.2	105.0	137.0
Goodwill and other investments	1.9	0.8	1.2
Total capital expenditure incl. acquisitions	137.2	202.4	298.7

Capital expenditure by segment
Finland & Estonia	36.2	79.0	104.0
Norway	13.0	87.0	84.9
Sweden & Denmark	87.3	35.9	109.0
Group administration	0.6	0.5	0.8
Total capital expenditure incl. acquisitions	137.2	202.4	298.7

Divestments 2)	76.7	132.5	319.6

1)	Capital expenditure takes into account deduction in the purchase price calculations and FX rate changes
2)	Excluding transfers into ‘Investment properties held for sale’ -category

Q3/2018 | 32

7.  INVESTMENT PROPERTIES HELD FOR SALE

On 30 September 2018, the Investment Properties Held for Sale comprised of three properties in Finland. On 30 September 2017, the Investment Properties Held for Sale comprised of two properties in Norway and non-core properties in Finland.

Citycon had no businesses held for sale (in accordance with IFRS 5) on 30 September 2018 or 30 September 2017.

EUR million	30 September 2018	30 September 2017	2017
At period-start	25.4	81.9	81.9
Disposals	-49.8	-67.5	-251.9
Exchange differences	1.0	-2.2	-5.0
Changes in fair value	-1.8
Transfers from investment properties	119.9	194.4	200.4
At period-end	94.7	206.6	25.4

8.  CASH AND CASH EQUIVALENTS

MEUR	30 September 2018	30 September 2017	31 December 2017
Cash in hand and at bank	4.1	5.9	3.7
Other bank deposits	5.3	3.3	6.4
Total	9.4	9.2	10.1

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of restricted cash.

9.  FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Classification of financial instruments and their carrying amounts and fair values

	30 September 2018		30 September 2017		31 December 2017
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	14.4	14.4	7.1	7.1	14.2	14.2
II Derivative contracts under hedge accounting
Derivative financial instruments	2.1	2.1	2.4	2.4	7.0	7.0

Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	277.0	277.4	328.6	329.0	225.9	226.3
Bonds	1,879.3	1,893.7	1,874.3	1,887.8	1,858.0	1,870.9
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	7.7	7.7	4.4	4.4	3.7	3.7
III Derivative contracts under hedge accounting
Derivative financial instruments	0.0	0.0	0.8	0.8	0.7	0.7

Q3/2018 | 33

10. DERIVATIVE FINANCIAL INSTRUMENTS

	30 September 2018		30 September 2017		31 December 2017
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate swaps
Maturity:
less than 1 year
1–5 years	237.7	2.1	239.0	0.1	228.7	0.2
over 5 years	-	-	-	-	-	-
Subtotal	237.7	2.1	239.0	0.1	228.7	0.2

Cross-currency swaps
Maturity:
less than 1 year
1–5 years	-	-	457.9	3.7	457.9	15.0
over 5 years	316.8	8.4	-	-	-	-
Subtotal	316.8	8.4	457.9	3.7	457.9	15.0

Foreign exchange forward agreements
Maturity:
less than 1 year	145.8	-1.7	69.0	0.4	84.6	1.6
Total	700.3	8.8	766.0	4.2	771.2	16.8

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have a nominal amount of EUR 237.7 million (239.0). The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.2 million (0.6) have been recognised in ’Share of other comprehensive income of joint ventures and associated companies’ from interest rate swaps hedging loan of Sektor Portefølje II AS.

Citycon also has cross-currency swaps to convert EUR debt into SEK debt and currency forwards. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria’s loans are recognised under ’Share of profit of joint ventures and associated companies’.

11. DIVIDEND AND EQUITY REPAYMENT

Citycon’s AGM 2018 decided that no dividend is distributed by a resolution of the AGM and authorised the Board of Directors to decide in its discretion on the distribution of dividend and assets from the invested unrestricted equity fund. Based on the authorisation the maximum amount of dividend to be distributed for the financial year 2017 shall not exceed EUR 0.01 per share and the maximum amount of equity repayment to be distributed from the invested unrestricted equity fund shall not exceed EUR 0.12 per share. The authorisation is valid until the opening of the next AGM.

On the basis of the authorisation mentioned above and explained in interim report sections 11 and 12 the Board of Directors decided in March, June and September 2018 to distribute divided of EUR 0.01 per share, or approximately EUR 8.9 million and equity repayment total of EUR 0.0875 per share, or approximately EUR 77.9 million. Following the dividend and equity repayment paid on 29 March, 29 June and 28 September 2018, the Board’s authorization for dividend distribution is used in its entirety and the remaining authorisation for equity repayment is EUR 0.0325 per share. Preliminary payment date for equity repayment to be distributed on basis of the remaining authorization is 28 December 2018. The Board of Directors will make separate resolutions on each distribution of the equity repayment and the company shall make separate announcements of such Board resolutions.

Total amount of dividend EUR 8.9 million and equity repayment EUR 106.8 million were distributed during the financial year 2017, of which EUR 8.9 million dividend and EUR 77.9 million equity repayment were distributed during the first three quarters of 2017

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12.  CONTINGENT LIABILITIES

MEUR	30 September 2018	30 September 2017	31 December 2017
Mortgages on land and buildings	137.3	138.1	132.1
Bank guarantees	31.9	66.0	40.9
Capital commitments	189.5	423.3	337.9

At period-end, Citycon had capital commitments of EUR 189.5 million (423.3) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

13.  RELATED PARTY TRANSACTIONS

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company’s largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 47.7% on 30 September 2018 (43,9%).

Purchases of services

Over the period or comparison period Citycon paid no expenses to Gazit-Globe Ltd. and its subsidiaries but invoiced EUR 0.0 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.1).

Q3/2018 | 35

REPORT ON REVIEW OF CITYCON OYJ’S INTERIM FINANCIAL INFORMATION

FOR THE PERIOD JANUARY 1 – SEPTEMBER 30, 2018 (TRANSLATION)

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of September 30th, 2018 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, condensed cash flow statement and explanatory notes for the nine-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

Helsinki, October 17th 2018

Ernst & Young Oy

Accountant Firm

Mikko Rytilahti

Authorized Public Accountant